SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2025

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company hereby announces that on November 19, 2025, it received a notice from the Israel Competition Authority regarding the closure of the investigation file against the Company.

An additional notice was delivered to Mr. Zvi Williger, a controlling shareholder of the Company, who serves as Chairman of the Company's Board of Directors and Chairman of Willi-Food Investments Ltd.’s Board of Directors, regarding the closure of the investigation file against him.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.
By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer

Date: November 19, 2025